Delisting Determination,The Nasdaq Stock Market, LLC,
July 17, 2009, Alseres Pharmaceuticals, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Alseres Pharmaceuticals, Inc. (the Company), effective at the opening of the trading session on July 27, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b). The Company was notified of the Staffs determination on April 9, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel, but withdrew its request for an appeal before the scheduled hearing date. On May 8, 2009, trading in the Companys securities was suspended and the staffs delisting determination became final.